

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Zhong Bi
Chief Financial Officer
Yiren Digital Ltd.
10/F, Building 9, 91 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

   Re: Yiren Digital Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2019
     Filed May 15, 2020
     File No. 001-37657

Dear Zhong Bi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Finance